UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Announces Retirement of CEO Jason Cohenour

Chair Kent Thexton is Named Interim CEO of the Company; Board of Directors Initiates Search for New CEO

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 31, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Jason Cohenour will retire from his position as President and Chief Executive Officer and will be stepping down as a Director of the Company. Effective May 31, Kent Thexton, Chair of Sierra’s Board of Directors, has been named Interim Chief Executive Officer and the Board has initiated a search for a new CEO. Mr. Cohenour will continue to serve as an advisor to Mr. Thexton and the Company until June 30. In addition, Greg Aasen, a Sierra Wireless director since 1997, has been named Lead Independent Director of the Board.

“On behalf of the entire Board, I want to thank Jason for his significant contributions to Sierra Wireless throughout his 22 years with the company, including the last 12 years as CEO,” said Mr. Aasen. “Thanks to Jason’s vision and leadership, Sierra successfully refocused its strategy and transitioned into a global leader in the IoT market. The Board will be taking this opportunity to recruit a world class leader to guide the Company through its next phase of growth and value creation. Kent has extensive experience serving in senior leadership positions in the international wireless and technology industries, and I am confident he is the right person to guide Sierra while we conduct a thorough search for our next CEO.”

“Looking ahead, there is vast opportunity for Sierra and our IoT device to cloud solutions strategy,” said Mr. Thexton. “IoT market and technology trends, including lower wireless connectivity costs, LPWA, 5G, and artificial intelligence, are creating attractive growth opportunities for the Company’s device to cloud solutions. I look forward to working closely with Sierra’s talented team in aggressively pursuing these opportunities during this leadership transition.”

“I am extremely proud of the Company’s accomplishments over the past 12 years, including building a world leader in the IoT market, expanding our global customer base and establishing our device-to-cloud solutions business,” said Mr. Cohenour. “With all of the necessary ingredients in place, I believe Sierra is perfectly poised for the next chapter in its transformation.”

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW), is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,350 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our ability to recruit a qualified and experienced CEO, anticipated growth and value creation, anticipated business opportunities, and other statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

  Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates”, “opportunities”, “look forward”, “continue” and “expects”.
  Are not promises or guarantees of future performance. They represent our current views and may change significantly.
  Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
    our ability to identify and recruit a qualified and experienced CEO;
    our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
    our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
    expected cost of sales;
    expected component supply constraints;
    our ability to win new business;
    our ability to integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;
    our ability to integrate other acquired businesses and realize expected benefits;
    expected deployment of next generation networks by wireless network operators;
    our operations not being adversely disrupted by other developments, operating, cyber-security or regulatory risks; and
    expected tax rates and foreign exchange rates.
  Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:
    our ability to attract or retain key personnel;
    competition from new or established competitors or from those with greater resources;
    risks related to the recent acquisition of Numerex;
    disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;
    the loss of or significant demand fluctuations from any of our significant customers;
    cyber-attacks or other breaches of our information technology security;
    failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, cyber-security vulnerabilities or other quality issues;
    our financial results being subject to fluctuation;
    our ability to respond to changing technology, industry standards and customer requirements;
    risks related to infringement on intellectual property rights of others;
    our ability to obtain necessary rights to use software or components supplied by third parties;
    our ability to enforce our intellectual property rights;
    difficult or uncertain global economic conditions;
    our reliance on single source suppliers for certain components used in our products;
    our dependence on a limited number of third party manufacturers;
    unanticipated costs associated with litigation or settlements;
    our dependence on mobile network operators to offer and promote acceptable wireless service programs;
    risks related to contractual disputes with counterparties;
    risks related to governmental regulation;
    risks related to the transmission, use and disclosure of user data and personal information; and
    risks inherent in foreign jurisdictions.

CONTACT:
Sierra Wireless
Investor and Media Contact:
David Climie, +1 (604) 231-1137
Vice President, Investor Relations
dclimie@sierrawireless.com
or
Investor Contact:
David G. McLennan, +1 (604) 231-1181
Chief Financial Officer
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 31, 2018